

June 3, 2011

Ms. Jacqualyn A. Fouse
Senior Vice President and Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re:** **Celgene Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-34912**

Dear Ms. Fouse:

We have reviewed your April 25, 2011 response to our March 28, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Income Tax Provision, page 51

1. We acknowledge your response to prior comment five. Regulation 4.08 of Regulation S-X requires disclosure of the components of income tax expense where the amount of such tax effect exceeds five percent of the amount computed by multiplying the income before tax by the applicable statutory tax rate. Since it appears that your annual accruals for uncertain tax positions exceed the five per cent threshold, please provide us proposed disclosure to be included in future periodic reports showing the amount and nature of this reconciling item of your statutory income tax rate to your effective tax rate as required by ASC 740-10-50-12.

Ms. Jacqualyn A. Fouse
Celgene Corporation
June 3, 2011
Page 2

   You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

           Sincerely,

           Jim B. Rosenberg
           Senior Assistant Chief Accountant